Exhibit 99.2
CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended March 31, 2009
(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter ended March 31, 2009
	RMB '000	USD '000
Revenues, net	2,924,081	427,754
Cost of goods sold	2,540,654	371,663

Gross profit	383,427	56,091
Research & development	56,102	8,207
Selling, general and administrative expenses	225,806	33,032
Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan	(202,950)	(29,689)

Operating income	304,469	44,541
Interest expenses	17,032	2,492
Other income	(36,013)	(5,268)
Share of equity in losses of affiliates	2,148	314

Income before income taxes and minority interests	321,302	47,003
Income taxes	18,872	2,761

Income before minority interests	302,430	44,242
Minority interests	68,070	9,958

Net income	234,360	34,284

Net earnings per common share	6.29	0.92

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Unaudited Consolidated Balance Sheet Items
(RMB and US$ amounts are expressed in thousands)

	As of
	December 31, 2008	As of March 31, 2009
	RMB '000	RMB '000	USD '000
Cash balances	693,436	1,740,393	254,596
Trade accounts receivable, net	2,537,681	2,832,215	414,315
Inventories, net	2,250,030	2,311,121	338,086
Investment in affiliated companies	392,386	388,370	56,813
Net current assets	1,027,660	1,433,599	209,716
Total assets	9,712,678	11,024,118	1,612,680
Trade accounts payable	2,612,928	3,882,060	567,893
Short-term and long-term borrowings	1,323,204	1,281,360	187,446
Shareholders’ equity and accumulated other comprehensive income	3,430,825	3,634,274	531,645
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